Form 10-K/A, Exhibit 13
period 2008-12-31
BROOKSIDE TECHNOLOGY HOLDINGS, CORP.
filed 2010-01-28
CIK 1367001

Exhibit 13
BROOKSIDE TECHNOLOGY HOLDINGS CORP.
CODE OF BUSINESS CONDUCT & ETHICS
Overview
     The following principles support and guide our leadership in establishing the strategic direction of Brookside Technology Holdings Corp., (including its subsidiaries, “Brookside”). Our directors, officers and employees are expected to conduct their business in accordance with these ethical principles. We must do more than be compliant with laws, regulations and policies. We must work according to our ethical principles and endeavor to conduct ourselves in a manner beyond reproach. Any employee who ignores or violates any of Brookside’s ethical standards, or who penalizes a subordinate for trying to follow these ethical standards, will be subject to corrective action, including immediate dismissal. However, it is not the threat of discipline that should govern your actions. Brookside’s reputation is based on the personal integrity of each of its employees and those with whom we do business. A dedicated commitment to ethical behavior is the right thing to do, is good business, and is the surest way for Brookside to remain a national business leader, employer of choice and good corporate citizen.
     In the final analysis, you are the guardian of Brookside’s ethics. While there are no universal rules, when in doubt ask yourself: “Would I be proud to explain my actions to my family or fellow employees — or to the millions of people who see the nightly news or read the newspaper?” If not, don’t do it!
Ethics
     Brookside, and each of its directors, officers and employees, wherever they may be located, must conduct their affairs with uncompromising honesty and integrity. Business ethics are no different than personal ethics. The same high standard applies to both. As a Brookside employee, you are required to adhere to the highest standard regardless of local custom.
     Brookside personnel are expected to be honest and ethical in dealing with each other, with clients, vendors and all other third parties. Doing the right thing means doing it right every time.
     You must also respect the rights of your fellow employees and third parties. Your actions must be free from discrimination, libel, slander or harassment. Each person must be treated with dignity and respect and accorded equal opportunity, regardless of age, race, sex, sexual preference, color, creed, religion, national origin, marital status, veteran’s status, handicap or disability.
     Misconduct cannot be excused because it was directed or requested by another. In this regard, you are expected to alert management whenever an illegal, dishonest or unethical act is discovered or suspected. You will never be penalized for reporting your discoveries or suspicions.
     Brookside conducts its affairs consistent with the applicable laws and regulations of the United States. As a Brookside employee, you are expected to comply with all such applicable laws and regulations.
     The following statements concern frequently raised ethical concerns. A violation of the standards contained in this Code of Business Conduct & Ethics will result in corrective action, including possible dismissal.
Conflicts of Interest
     You must avoid any personal activity, investment or association which could appear to interfere with Brookside’s best interests. You may not exploit your position or relationship with Brookside for personal gain. You should avoid even the appearance of such a conflict. Therefore, if you are related in any way to a vendor, customer or other provider, you should not be the one to decide whether Brookside will to do business with that person.

     As other examples, there is a likely conflict of interest if you:
•	cause Brookside to engage in business transactions with you or your relatives or friends or entities controlled by you or them;

•	use nonpublic Brookside, client or vendor information for personal gain by you, relatives or friends (including securities transactions based on such information);

•	have more than a modest financial interest in Brookside’s vendors, clients or competitors;

•	receive a loan, or guarantee of obligations, from Brookside or a third party as a result of your position at Brookside; or

•	compete, or prepare to compete, with Brookside while still employed by Brookside.
There are other situations in which a conflict of interest may arise. If you have concerns about any situation, follow the steps outlined in the section on “Reporting Violations.”
     To ensure that material transactions and relationships involving a potential conflict of interest for any officer or director are in the best interests of Brookside, the Board must approve in advance all transactions and relationships in which an officer or a director, or any member of any such person’s family, may have a personal interest or other potential conflict of interest. No director, officer or employee may, on behalf of Brookside, authorize or approve any transaction or relationship, or enter into any agreement, in which any director, officer or any member of his or her immediate family, may have a personal interest without such Board approval.
Gifts, Bribes and Kickbacks
     Other than for modest gifts given or received in the normal course of business (including travel or entertainment), neither you nor your relatives may give gifts to, or receive gifts from, Brookside’s clients and vendors. Other gifts may be given or accepted only with prior approval of your senior management. In no event should you put Brookside or yourself in a position that would be embarrassing if the gift was made public.
     Dealing with government employees is often different than dealing with private persons. Many governmental bodies strictly prohibit the receipt of any gratuities by their employees, including meals and entertainment. You must be aware of and strictly follow these prohibitions.
     Any Brookside personnel who pays or receives bribes or kickbacks will be immediately terminated and reported, as warranted, to the appropriate authorities. A kickback or bribe includes any item intended to improperly obtain favorable treatment.
Improper Use or Theft of Brookside Property
     Every employee must safeguard Brookside property from loss or theft, and may not take such property for personal use. Brookside property includes physical resources and property, as well as its proprietary and confidential information, software, computers, office equipment, and supplies. You must appropriately secure all Brookside property within your control to prevent its unauthorized use.
     Our offices, equipment, supplies and other resources may not be used for activities which are not related to your employment with Brookside, except for any activities that have been approved in writing in advance by us, or for personal usage that is minor in amount and reasonable.
     Use of Brookside’s electronic communications systems must conform with Brookside’s corporate philosophy and policies as stated in Brookside’s handbook. In addition, you should not use Brookside’s computer systems to access or post material that: is pornographic, obscene, sexually-related, profane or otherwise offensive; is intimidating or hostile; or violates Brookside policies or any laws or regulations. Employees may make limited non-business use of Brookside’s electronic communications systems, provided that such use: (i) is occasional; (ii) does not interfere with the employee’s professional responsibilities; (iii) does not diminish productivity; and (iv) does not violate this policy the Company handbook.

Maintaining Accurate and Complete Company Records; Covering Up Mistakes
     Brookside is required under U.S. federal securities laws and generally accepted accounting principles to keep books, records and accounts that accurately reflect all transactions to provide an adequate system of internal accounting and controls. Brookside also is required to provide full, fair, accurate, timely and understandable disclosure in reports and documents that it files with, or submits to, the SEC and in all its other public communications. Brookside expects all personnel to ensure that those portions of our books, records and accounts for which they have responsibility are valid, complete, accurate and supported by appropriate documentation in verifiable form. Similarly, Brookside expects all personnel to ensure that all reports and documents filed with the SEC and all other public communications for which they are responsible provide full, fair, accurate and understandable disclosure and that the same are filed on a timely basis.
     All employees who exercise supervisory duties over Brookside assets or records are expected to establish and implement appropriate internal controls over all areas of their responsibility. This will help ensure the safeguarding of Brookside’s assets and the accuracy of our financial records and reports. Brookside has adopted various types of internal controls and procedures as required to meet internal needs and applicable laws and regulations. Brookside expects all personnel to follow these controls and procedures to assure the complete and accurate recording of all transactions.
     Any accounting entries or adjustments that materially depart from generally accepted accounting principles must be approved by our Board of Directors. No one may interfere with or seek to improperly influence (directly or indirectly) the review or auditing of our financial records by our Board of Directors.
     If a director, officer or employee becomes aware of any questionable transaction or accounting practice concerning Brookside or its assets, or material off-balance-sheet transactions, arrangements and obligations, contingent or otherwise, and other Brookside relationships with unconsolidated entities or other persons that may have material current or future effects on Brookside’s financial condition or results of operations, Brookside expects the matter to be reported immediately to Brookside’s legal counsel or to a member of our Board of Directors.
     Mistakes should never be covered up, but should be immediately fully disclosed and corrected. Falsification of any Brookside, client or third party record is prohibited.
Protection of Brookside, Client or Vendor Information
     No one may use or reveal to others Brookside, client or vendor confidential or proprietary information. Additionally, all personnel must take appropriate steps—including securing documents, limiting access to computers and electronic media, and proper disposal methods—to prevent unauthorized access to such information. Proprietary and/or confidential information, among other things, includes: business methods, pricing and marketing data, strategy, computer code, forms, experimental research and design drawings, and information about, or received from, Brookside’s current, former and prospective clients, vendors and employees.
Competitive Information, Defamation and Misrepresentation
     No one may accept, use or disclose to others the confidential information of Brookside’s competitors. When obtaining competitive information, personnel must not violate Brookside’s competitors’ rights. Particular care must be taken when dealing with competitors’ clients, ex-clients and ex-employees. Never ask for confidential or proprietary information. Never ask a person to violate a non-compete or non-disclosure agreement. Aggressive sales and marketing should not include misstatements, innuendo or rumors about Brookside’s competition or their products and financial condition. Do not make unsupportable promises concerning Brookside’s products.
Use of Brookside and Third Party Software
     Brookside and third party software may be distributed and disclosed only to employees authorized to use it, and to clients in accordance with terms of Brookside’s software agreements. Brookside and third party software may not be copied without specific authorization and may only be used to perform assigned responsibilities.

Fair Competition and Antitrust Laws
     Brookside must comply with all applicable fair competition and antitrust laws. These laws attempt to ensure that businesses compete fairly and honestly and prohibit conduct seeking to reduce or restrain competition. If you are uncertain whether a contemplated action raises unfair competition or antitrust issues, Brookside’s legal counsel can assist you.
Securities Trading
     It is illegal to buy or sell securities using material information not available to the public. Persons who give such undisclosed “inside” information to others may be as liable as persons who trade securities while possessing such information. Securities laws may be violated if a director, officer or employee, or any of their relatives or friends trade in securities of Brookside, or any of its clients or vendors, while possessing “inside” information. Please refer to Brookside’s Confidentiality and Insider Trading Policy. For another copy of that policy, please request one from Brookside’s corporate Secretary.
Political Contributions
     No company funds may be given directly to political candidates. Directors, officers and employees may, however, engage in political activity with their own resources on their own time.
Retention of Business Records
     Brookside business records must be maintained for the periods specified in Brookside’s record retention policies. Records may be destroyed only at the expiration of the pertinent period. In no case may documents involved in a pending or threatened litigation, government inquiry or under subpoena or other information request, be discarded or destroyed, regardless of the periods specified in the applicable policy. In addition, no one should ever destroy, alter, or conceal, with an improper purpose, any record or otherwise impede any official proceeding, either personally, in conjunction with, or by attempting to influence, another person.
A Healthy and Safe Workplace; No Harassment
     When Brookside protects the health and safety of its employees, the community, and the environment, it demonstrates respect and contributes to a positive work environment. Without respect for health, safety, and the environment, Brookside would put its personnel, customers and the public at risk.
     Brookside is committed to protecting the health and safety of its employees, the public, our customers, suppliers, and visitors. Brookside’s policy is to maintain a secure workplace where all employees are attentive to hazard prevention and the avoidance of accidents and injuries. Posted safety regulations, statistics, and warnings are guides to help everyone stay out of harm’s way. Observed accidents, injuries, or hazards should be immediately reported to company leadership. Please refer to our company handbook for further information regarding specific rules and Brookside’s commitment to creating a safe workplace.
     Brookside does not tolerate harassment of our employees. Brookside does not tolerate any retaliation against a person reporting harassment. Please refer to our company handbook. For another copy of the handbook, please request one from your supervisor or the HR department.
Waivers
     The Code of Business Conduct & Ethics applies to all Brookside officers and employees and the members of its Board of Directors. There will be no waiver of any part of the Code for any officer or director except by a vote of the Board, which will ascertain whether a waiver is appropriate and ensure that the waiver is accompanied by appropriate controls designed to protect Brookside Waivers of any part of the Code for any other employee may be granted by the Chairman, the Chief Executive Officer or the Chief Financial Officer.

     In the event that any waiver is granted for any officer or director, the waiver, and the reasons for it, will be posted on the Brookside website, and a report concerning the waiver will be filed under cover of Form 8-K with the SEC within five business days, thereby allowing Brookside’s shareholders to evaluate the merits of the particular waiver.
Reporting Violations
     Each person’s conduct can reinforce an ethical atmosphere and positively influence the conduct of one’s fellow employees. If an employee is powerless to stop suspected misconduct or discovers it after it has occurred, he or she must report it to a leader at his or her location.
     All Brookside directors, officers and employees are required to report, or cause to be reported, information known to them, and assist in any investigation by any regulatory or law enforcement agency, elected officials or others responsible for such matters, concerning the following:
•	Violation of any federal, state or local laws, regulations or rules by any Brookside director, officer, employee or agent in connection with Brookside or its business;

•	questionable accounting, internal controls and auditing matters concerning Brookside;

•	the conduct of any Brookside director, officer, employee or agent in connection with Brookside or its business that is not honest and ethical;

•	conflicts of interest which have not been reported as required by this Code;

•	disclosures in Brookside’s SEC reports and other public disclosures that are not full, fair, accurate, timely and understandable;

•	violations of this Code of Ethics.
     If an employee is still concerned after speaking with his or her supervisor or feels uncomfortable speaking with them (for whatever reason), he or she may speak with, or send a detailed note, with relevant documents to, the Board of Directors. Alternatively, you may contact Brookside’s legal counsel, as follows:
Julio C. Esquivel
Shumaker, Loop & Kendrick, LLP
P.O. Box 172609
Tampa, FL 33672
No Retaliation; Confidentiality
     Part of your job at Brookside is “to do the right thing.” Brookside will not take any personnel or other action against someone who reports or otherwise tries to stop suspected wrongdoing. More specifically, Brookside will not, and no officer or employee may, retaliate against anyone who provides, or causes to be provided, information, or who files, causes to be filed, testifies, participates in, or otherwise assists in a proceeding regarding any matter covered in the preceding section entitled “Reporting Violations.” The anonymity of a reporting person and the confidentiality of the information that is reported will be maintained if such person so requests; however, the identity of the person and the information reported may be disclosed to the extent necessary to conduct an effective investigation. Any person who believes that he or she has been subject to retaliation by Brookside, or any officer or employee, as a result of a report, testimony, assistance in a proceeding or otherwise, should report such retaliation to a member of the Board’s Audit Committee. The Audit Committee will conduct an appropriate investigation and take such action as it determines necessary to effect compliance with this Code and applicable law.